EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended October 31,
	2009	2010

Income before income taxes	$7,225	$4,063
Fixed charges	26,474	29,760
Capitalized interest	(59)	(18)
Total earnings	$33,640	$33,805

Interest expense (including capitalized interest)	$15,700	$17,493
Amortized premiums and expenses	1,052	2,759
Estimated interest within rent expense	9,722	9,508
Total fixed charges	$26,474	$29,760

Ratio of earnings to fixed charges	1.27	1.14

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